                              August 3, 2010

VIA EDGAR SUBMISSION

Securities and Exchange Commission
Office of Mergers & Acquisitions
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-3628
Attention: Evan S. Jacobson, Attorney-Advisor

  Re:
  ADC Telecommunications, Inc.
  Schedule TO-T Filed on July 26, 2010
  Schedule TO-T/A Filed on July 28, 2010
  Filed by Tyco Electronics Minnesota, Inc. and Tyco Electronics Ltd.
  File No. 005-19057

Dear Mr. Jacobson:

        On behalf of Tyco Electronics Minnesota, Inc. (the "Purchaser") and Tyco Electronics Ltd. ("Tyco Electronics", and together with the Purchaser, the "Filing Persons"), set forth below are the responses of the Filing Persons to the comments received from the staff of the Securities and Exchange Commission (the "Staff") contained in a letter dated July 29, 2010 (the "Comment Letter") regarding the Tender Offer Statement on Schedule TO filed by the Filing Persons in connection with their offer to purchase any and all outstanding shares of common stock (including the associated preferred stock purchase rights) of ADC Telecommunications, Inc. (the "Company"), which was filed with the Securities and Exchange Commission (the "SEC") on July 26, 2010, and Amendment No. 1 thereto, which was filed with the SEC on July 28, 2010 (as amended, the "Schedule TO"). In connection therewith, the Filing Persons will file via EDGAR Amendment No. 2 to the Schedule TO ("Amendment No. 2"), which will incorporate the changes made in response to the Comment Letter.

        For the convenience of the Staff, we have restated your comments in full (and in bold type) and have keyed the Filing Persons' responses to the numbering of the comments in the Comment Letter and the headings used in the Comment Letter. Capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule TO.

Schedule TO-T Filed on July 26, 2010

Exhibit 99(A)(1)(A): Offer to Purchase

The Offer, page 11

Terms of the Offer, page 11

1.
We note your statement on page 12 that any extension, termination or amendment of the Offer will be followed as promptly "as practicable" by a public announcement thereof. Please revise the reference to "promptly as practicable" to conform to the requirements of Exchange Act Rules 14d-3(b)(1), and 14d-4(d)(1).

  Response:

  The disclosure will be amended in Amendment No. 2 to disclose that any extension, termination or amendment of the Offer will be followed "promptly" by a public announcement thereof.

Acceptance for Payment and Payment for Shares, page 12

2.
On page 13, you state that you reserve the right to transfer or assign, to one or more of your affiliates, the right to purchase shares tendered pursuant to the offer. Please confirm your understanding that any entity to which you assign the right to purchase shares in the offer must be included as a bidder in the offer. Including additional bidders may require you to disseminate additional offer materials and to extend the term of the offer.

  Response:

  The Filing Persons confirm that it is their understanding that any entity to which they assign the right to purchase shares in the offer must be included as a bidder in the offer, and that including additional bidders may require them to disseminate additional offer materials and to extend the term of the offer.

Withdrawal Rights, page 16

3.
We note your statement on page 16 that you will determine, in your sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and your determination will be "final and binding." Please delete this language, or disclose that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties. In addition, please disclose that security holders may challenge your determinations.

  Response:

  The disclosure will be amended in Amendment No. 2 to disclose that security holders may challenge the Purchaser's determinations as to the form and validity of any notice of withdrawal, as well as to remove the language that such determinations will be "final and binding."

Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration Under the Exchange Act; Margin Regulations, page 19

Source and Amount of Funds, page 23

4.
On page 24, you state that the offer is not conditioned upon obtaining or funding of any financing arrangements, and that you will obtain funds from Tyco Electronics to purchase all shares tendered. Please disclose any alternative financing arrangements or alternative financing plans in the event the primary financing plans fall through; if none, so state. See Item 1007(b) of Regulation M-A.

  Response:

  The disclosure will be amended in Amendment No. 2 to disclose that there are no alternative financing arrangements or alternative financing plans.

5.
Your disclosure on page 24 that "Tyco Electronics will provide [you] with sufficient funds" suggests that you could borrow funds from Tyco Electronics for purposes of the offer. In addition, you disclose that Tyco Electronics may use funds under its existing credit facility or use alternative borrowing sources to finance approximately $250 million of the offer. It appears disclosure pursuant to Item 1007(d) of Regulation M-A may be required. Please revise your document accordingly, or explain to us why Item 1007(d) is not applicable. In addition, please note that if Item 1007(d) disclosure is required, any applicable loan agreement should be filed as an exhibit. See Item 1016(b) of Regulation M-A.

  Response:

  The disclosure will be amended in Amendment No. 2 to disclose that Tyco Electronics will provide the Purchaser with sufficient funds to satisfy its financial obligations in connection with the Offer and the Merger in the form of capital contributions and intercompany borrowings. The Filing Persons acknowledge that if alternative borrowing sources other than Tyco Electronics' existing credit facility are to be used, the Filing Persons will be required to provide disclosure with respect to such alternative borrowing sources pursuant to Item 1007(d) of Regulation M-A in a subsequent amendment to the Schedule TO and file any applicable loan agreement or arrangement as an exhibit thereto pursuant to Item 1016(b) of Regulation M-A.

Purpose of the Offer; Plans for ADC; Shareholder Approval; Dissenters' Rights, page 27

Dissenters' Rights, page 28

6.
We note your statement in the last paragraph of this section that your discussion of dissenters' rights is not a complete statement of law pertaining to dissenters' rights under Minnesota law and is qualified in its entirety by reference to Minnesota law. We note similar statements in the final paragraph on page 28, where you discuss the merger agreement, and elsewhere in your offer to purchase. Although you may include appropriate disclaimers concerning the nature of a summary generally, the summary must be complete in describing all material provisions.

  Response:

  The Filing Persons acknowledge that while they may include appropriate disclaimers concerning the nature of a summary generally, the summary must be complete in describing all material provisions. The Filing Persons confirm that the applicable summaries are complete in describing all material provisions.

The Transaction Documents, page 28

The Merger Agreement, page 28

7.
On page 29, you state that the Merger Agreement and the summary of terms are not intended to be, and should not be relied upon as, disclosures regarding any facts and circumstances relating to ADC or Tyco Electronics. The fact that a required exhibit, such as a merger agreement, is not prepared as a disclosure document does not mean that the exhibit does not constitute disclosure to investors. See Exchange Act Release No. 34-51283 (March 1, 2005). Please revise to clarify that the terms and information in the Merger Agreement should not be relied on as disclosures about the merger parties without consideration to the entirety of public disclosure of the merger parties as set forth in all of their respective public reports with the SEC.

  Response:

  The disclosure will be amended in Amendment No. 2 to disclose that the terms and information in the Merger Agreement should not be relied on as disclosures about the Company or Tyco Electronics without consideration of the entirety of public disclosures by the Company or Tyco Electronics as set forth in all of their respective public reports filed with the SEC.

*        *        *        *        *

        The Filing Persons acknowledge that:

    •
    the Filing Persons are responsible for the adequacy and accuracy of the disclosure in the filings;

    •
    Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and

    •
    the Filing Persons may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

        Please contact William H. Aaronson of Davis Polk & Wardwell LLP at (212) 450-4397 should you require further information or have any questions.

Very truly yours,

/s/ William H. Aaronson, Esq.
Davis Polk & Wardwell LLP